

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

October 3, 2012

Via E-mail
Mr. Chad M. Utrup
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

>    **Re:    Commercial Vehicle Group, Inc.**
>    **Form 10-K for the year ended December 31, 2011**
>    **Filed March 13, 2012**
>    **File No. 001-34365**

Dear Mr. Utrup:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 40
Results of Operations, page 45

1.  To assist readers with better understanding your results of operations, please describe the cost components (e.g. depreciation, rent, salaries, etc.) that comprise cost of revenues and selling, general, and administrative costs as it is unclear from your current disclosures. Refer to Item 303(A)(3)(i) of Regulation S-K.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 46

2.  We note your results of operations section includes a discussion of revenues and gross profit. Please revise to include a separate discussion and analysis for cost of revenues

(rather than just gross profit).  Because gross profit is impacted by both revenues and cost of revenues, we believe a separate discussion is appropriate and meaningful to investors as it provides added clarity and context for the year over year change in gross profit/margin.

Financial Statements, page 56
Notes to Consolidated Financial Statements, page 62
6. Other Assets, page 70

3. Please tell us and revise to disclose the nature of deferred compensation and long-term supply contracts as it is not apparent from your notes to the financial statements.  As part of your response, please describe how such amounts are accounted for and recognized within the financial statements.

9. Debt, page 72

4. We note that the senior secured notes issued in April 2011 provide for the payment of a make-whole premium in the event that they are redeemed prior to certain future dates.  Please tell us in greater detail the terms of the make whole provision and what, if any, accounting recognition was required within the financial statements.  If the make whole provision did not result in an accounting consequence, please explain why.  As part of your response, please provide the authoritative accounting guidance used in determining the appropriate treatment.  Assuming a satisfactory response, please expand your footnote disclosure to discuss the accounting treatment (or lack thereof) with respect to the make whole premium.

11.  Income Taxes, page 77

5. We note from your disclosure on page 80 that deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries that arose in fiscal years ending on or before December 31, 2011.  Please tell us and revise your notes to the financial statements to disclose the amount of undistributed earnings of foreign subsidiaries as of December 31, 2011 and whether such amounts are considered permanently reinvested.

6. Further, please tell us the amount of cash held by foreign subsidiaries.  If material, revise your liquidity section to disclose (1) the amount of cash and short term investments held by foreign subsidiaries; (2) a statement that the company would need to accrue and pay taxes if repatriated and; (3) a statement that the company does not intend to repatriate the funds, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief